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Exhibit (a)(9)

REMINDER EMAIL: TO BE SENT JUNE 18, 2003

TO:         All Employees of the Williams Companies, Inc.

FROM:       Human Resources Service Center

DATE:       June 18, 2003

SUBJECT: Reminder: Stock Option Exchange Program - Delivery of Election Forms and Confirmations


If you are eligible to participate in the stock option exchange program, you should have already received a personalized packet of information in the mail regarding this program. Please carefully review the information included or referenced in the packet and if you elect to participate, deliver your properly completed, signed and dated Election Form as described below prior to the expiration of the offer. THE EXPIRATION OF THE OFFER IS 4:00 P.M. CENTRAL TIME ON WEDNESDAY, JUNE 25, 2003. Delivery will be deemed made only when the Election Form is actually received (not postmarked) by Williams.

ELECTION PROCESS

If you do not submit an Election Form prior to the expiration of the program, or if you submit an incomplete or incorrectly completed Election Form, you will be considered to have rejected the offer. In that case, your options will remain outstanding until they terminate or expire according to their terms and they will retain their current exercise price.

To participate in the offer, you must properly complete, sign, date and deliver to us the Election Form in one of the following acceptable methods:

(1) By faxing to the Stock Option Exchange Program at (918) 573-0737, (918) 573-0786 or (918) 573-0828. If faxing an Election Form, you should retain the fax transmittal confirmation for your records.

(2) By mailing to Williams, ATTN: Stock Option Exchange Program, One Williams Center, P.O. Box 2400, MD 42-7, Tulsa, Oklahoma 74102. If mailing an Election Form, we urge you to mail the Form sufficiently in advance of the expiration of the offer to ensure we receive it prior to the expiration. We also recommend that you use certified mail with return receipt requested. You should retain the return receipt for your records. This type of delivery is at your own expense.

E-mail is not an acceptable method of delivery.

NOTICE OF WITHDRAWAL FORM

The Notice of Withdrawal Form included in your packet is to be used only if you have already submitted an Election Form to participate in the program and then you wish to withdraw your tendered options. Should you wish to withdraw your previously tendered options, you must properly complete, sign, date and deliver the Notice of Withdrawal Form to Williams prior to the expiration of the offer (4:00 P.M. CENTRAL TIME ON WEDNESDAY, JUNE 25, 2003). Delivery will be deemed made only when the Notice of Withdrawal Form is actually received (not postmarked) by Williams utilizing either method in the "Election Process" section above.
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For further information on withdrawing your previously tendered options, please see Item 31 in the Summary of Terms on page 7 in the Offer to Exchange.

CONFIRMATIONS

If you are eligible to participate in the exchange program, you will receive one of three confirmations at your home address shortly after the expiration of the exchange program (4:00 p.m. Central Time on Wednesday, June 25, 2003). The confirmation you receive will indicate one of the following:

      - That Williams has accepted your election to participate in the program and promises to grant the replacement options subject to the terms of the exchange program. This confirmation also includes your personal listing of the options that were cancelled and the corresponding options that Williams expects to grant on December 29, 2003; or

      - That you elected not to participate in the program and your eligible options will remain outstanding in accordance with their original terms and conditions; or

      - That you were not an active employee at the expiration of the offer; therefore, if you elected to participate in the program, your election was voided.

QUESTIONS

Questions may be directed to the Human Resources Service Center at (800) 320-8040 or (918) 573-5400.